Exhibit 99.1

Kamada Announces New Supply Agreement with International Organization for KamRAB for Post-Exposure Prophylaxis Against Rabies Infection

Three-Year Agreement Expected to Provide Revenues of Approximately $13 Million to Company

Kamada’s Rabies Immune Globulin Recently Received FDA Approval

Rehovot, Israel – November 21, 2017 -- Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, announced today that it has signed a supply agreement with an undisclosed international organization for KamRAB [rabies immune globulin (Human)].  Kamada’s Rabies Immune globulin recently received U.S. Food and Drug Administration (FDA) approval for passive, transient post-exposure prophylaxis of rabies infection, when given immediately after contact with a rabid or possibly rabid animal.  This three-year agreement will extend through 2020, and is expected to generate revenues for Kamada of approximately $13 million.

“We are extremely pleased to begin monetizing KamRAB, leveraging the FDA approval received earlier this year,” said Amir London, Kamada’s Chief Executive Officer.  “We look forward to commencing activities under this supply agreement, with the first shipment already confirmed.  This agreement is an example of the additional commercial potential for this product in international markets, beyond the U.S., and we intend to continue pursuing additional commercial contracts in key strategic territories.”

Kamada currently manufactures multiple Immunoglobulin (IgG) products.  The Company intends to continue leveraging its advanced, state-of-the-art, FDA-approved IgG technology to generate new IgG-related business and grow international sales.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, Kamada's intravenous AAT is in development for other indications, such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada's rabies immune globulin (Human) product received FDA approval for Post-Exposure Prophylaxis against rabies infection in August 2017. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA submissions and authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market, further regulatory delays, prevailing market conditions, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:
Gil Efron
Deputy CEO & Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com